                                File No. 70-10108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                           Certificate of Notification
                                    under the
                   Public Utility Holding Company Act of 1935

                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188



         American Transmission Company LLC ("ATCLLC") and ATC Management Inc. ("ATCMI" and together with ATCLLC, the "Applicants") hereby submit the following Rule 24 certificate of notification. As required by the Commission's orders in this matter, Applicants are hereby disclosing the following information:

                  (i) The sales of any equity securities by ATCLLC or ATCMI and the purchase price per share or Member Unit;

         In the period from July 1, through September 30, 2003 ATCMI issued 89 Class A shares. All shares issued in this period were issued at a price of $10.00 per share.

         In the period of July 1, 2003 through July 31, 2003, ATCLLC issued 147,766 Member Units, all at a Member Unit price of $10.98. In the period of August 1, 2003 through August 31, 2003 ATCLLC issued 25,466 Member Units, all at a Member Unit price of $11.01. In the period of September 1, 2003 through September 30, 2003 ATCLLC issued 33,398 Member Units, all at a base Member Unit price of $11.05.

         Tax-exempt Members purchased 123,459 of the Member Units in the quarter which this report covers, and, as provided in the Operating Agreement of ATCLLC, were required to pay an additional premium for the Member Units purchased. This premium varied from 6.11% to 12.88% per Member Unit and the cumulative amount of this premium was $174,274. Thus, in this quarter, ATCLLC issued a total of 206,630 Member Units for a total of $2,446,162.

                  (ii) The amount and terms of any long-term debt issued by ATCLLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

         The amount of long-term debt issued during the quarter was the $70,000,000 issued on August 29, 2003 at a rate of 6.79%. Of the $70,000,000,
$49,000,000 has a maturity date of August 31, 2033 and $21,000,000 has a maturity date of August 31, 2043.

         There was no short-term debt outstanding at the end of the quarter.

                  (iii) A description of any utility assets acquired during the quarter and the consideration for each;

         During the Third quarter of 2003 ATCLLC acquired certain pre-certification costs associated with the Arrowhead-Weston Transmission Line Project as invoiced by Wisconsin Public Service Corporation having a total value of $20,045,148.

                  (iv) Balance sheets and income statements prepared in accordance with generally accepted accounting principles for ATCLLC as of the end of each of the quarter for the first three calendar quarters;

         See Attachment A.

                  (v) Audited financial statements with notes as of the end of the calendar year;

         Not applicable.

                  (vi) In the Rule 24 Certificate filed for the last calendar quarter, a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATCLLC during the calendar year.

         Not applicable.

Dated: November 26, 2003

                                      AMERICAN TRANSMISSION COMPANY LLC
                                      By:  ATC Management Inc., Its Manager

                                      By:  /s/ Walter T. Woelfle
                                               Name:  Walter T. Woelfle
                                               Title: Vice President, Legal and
                                               Secretary

                                      ATC MANAGEMENT INC.
                                      By:  /s/ Walter T. Woelfle

                                               Name:  Walter T. Woelfle
                                               Title: Vice President, Legal and
                                               Secretary

                                  ATTACHMENT A


AMERICAN TRANSMISSION COMPANY LLC

FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

AMERICAN TRANSMISSION COMPANY LLC

TABLE OF CONTENTS


FINANCIAL STATEMENTS ...............................................................................   3-10

            Statements of Operations for the three and nine months ended September 30, 2003 and 2002
            (Unaudited) ............................................................................    3

            Statements of Cash Flows for the nine months ended September 30, 2003 and 2002
            (Unaudited) ............................................................................    4

            Balance Sheets as of September 30, 2003 and December 31, 2002 (Unaudited) ..............    5

            Statements of Changes in Members' Equity for the nine months ended September 30, 2003
            and the Years Ended December 31, 2002 and 2001 (Unaudited) .............................    6

            Notes to Financial Statements (Unaudited) ..............................................   7-11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..............  12-22

QUALITATIVE DISCLOSURES ABOUT MARKET RISKS .........................................................   22

AMERICAN TRANSMISSION COMPANY LLC

STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (UNAUDITED)

(In Thousands)



                                                                          Three Months Ended            Nine Months Ended
                                                                            September 30,                 September 30,
                                                                          2003          2002            2003          2002
-------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Transmission Service Revenue                                          $56,453        $50,730      $162,497       $145,258
   Other Operating Revenue                                                   264            619           800          1,953
                                                                     ----------------------------------------------------------
     Total Operating Revenues                                             56,717         51,349       163,297        147,211

OPERATING EXPENSES
   Operations                                                              6,054          5,713        17,759         14,981
   Maintenance                                                             7,946          7,402        22,182         20,587
   General and Administrative                                              9,254          8,956        26,005         23,843
   Depreciation and Amortization                                          10,297          9,680        30,090         28,402
   Taxes Other than Income                                                 1,464          1,645         3,995          5,184
                                                                     ----------------------------------------------------------
     Total Operating Expenses                                             35,015         33,396       100,031         92,997
                                                                     ----------------------------------------------------------

OPERATING INCOME                                                          21,702         17,953        63,266         54,214
-------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
   Other Income (Expense), net                                                (1)          (674)           99           (355)
   Allowance for Equity Funds Used During Construction                       568            553         1,275          1,354
                                                                     ----------------------------------------------------------
     Total Other Income (Expense)                                            567           (121)        1,374            999
                                                                     ----------------------------------------------------------

   Earnings Before Interest and Tax                                       22,269         17,832        64,640         55,213

-------------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
   Interest Expense                                                        6,862          5,590        19,854         16,484
   Allowance for Borrowed Funds Used During Construction                    (465)          (352)       (1,027)          (822)
                                                                     ----------------------------------------------------------
     Net Interest Expense                                                  6,397          5,238        18,827         15,662
                                                                     ----------------------------------------------------------

   Earnings Before Tax                                                   $15,872        $12,594      $ 45,813       $ 39,551
                                                                     ==========================================================

The accompanying notes are an integral part of these financial statements.

AMERICAN TRANSMISSION COMPANY LLC

STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (UNAUDITED)

(In Thousands)

                                                                                              Nine Months Ended
                                                                                                September 30,
                                                                                              2003          2002
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Earnings Before Tax                                                                       $45,813       $39,551
   Adjustments to Reconcile Earnings Before Tax to Net Cash Provided by Operating
     Activities-
     Depreciation and Amortization                                                            30,090        28,402
     Bond Discount and Debt Issuance Cost Amortization                                           339           310
     Allowance for Equity Funds Used During Construction                                      (1,275)       (1,354)
     Change in-
       Accounts Receivable                                                                     3,088        (3,860)
       Other Current Assets                                                                     (509)         (490)
       Accounts Payable                                                                       (7,028)        3,085
       Accrued Liabilities                                                                    (7,859)       (7,307)
       Other                                                                                    (133)       (1,325)
                                                                                          --------------------------
         Total Adjustments                                                                    16,713        17,461
                                                                                          --------------------------
         Net Cash Provided by Operating Activities                                            62,526        57,012

--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital Expenditures for Property, Plant and Equipment                                   (136,305)      (75,482)
   Allowance for Borrowed Funds Used During Construction                                      (1,027)         (822)
                                                                                          --------------------------
     Net Cash Used in Investing Activities                                                  (137,332)      (76,304)

--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Distribution of Earnings to Members                                                       (35,102)      (38,022)
   Issuance of Membership Units for Cash                                                      14,355           133
   Redemption of Membership Units                                                             (1,076)            -
   Issuance of Short-term Debt, net                                                                -         2,000
   Issuance of Long-term Debt, net                                                            69,221        16,889
   Advances under Interconnection Agreements                                                  18,885           400
                                                                                          --------------------------
     Net Cash Provided by (Used in) Financing Activities                                      66,283       (18,600)

--------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                       (8,523)      (37,892)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                14,830        37,997
                                                                                          --------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                      $6,307          $105
                                                                                          ==========================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION
   Cash Paid for-
     Interest                                                                                $24,407       $21,413
    Significant Non-Cash Transactions-
     Issuance of Membership Units for Transmission Assets                                    $ 1,697       $   435

The accompanying notes are an integral part of these financial statements.

AMERICAN TRANSMISSION COMPANY LLC

BALANCE SHEETS
AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (UNAUDITED)

(In Thousands)


                                                                                      September 30,      December 31,
ASSETS                                                                                    2003               2002
-----------------------------------------------------------------------------------------------------------------------
TRANSMISSION AND GENERAL PLANT
   Property, Plant and Equipment                                                      $1,301,060         $1,211,859
   Less- Accumulated Depreciation                                                       (549,668)          (527,538)
                                                                                     ----------------------------------
                                                                                         751,392            684,321
   Construction Work in Progress                                                          93,317             49,209
                                                                                     ----------------------------------
     Net Transmission and General Plant                                                  844,709            733,530

-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
   Cash and Cash Equivalents                                                               6,307             14,830
   Accounts Receivable                                                                    21,649             24,737
   Other Current Assets                                                                    1,597              1,088
                                                                                     ----------------------------------
     Total Current Assets                                                                 29,553             40,655

-----------------------------------------------------------------------------------------------------------------------
REGULATORY AND OTHER ASSETS
   Regulatory Assets                                                                       6,916              9,903
   Other Assets                                                                           11,366             10,949
                                                                                     ----------------------------------
       Total Regulatory and Other Assets                                                  18,282             20,852

         Total Assets                                                                 $  892,544         $  795,037
                                                                                     ==================================

MEMBERS' EQUITY AND LIABILITIES
-----------------------------------------------------------------------------------------------------------------------

CAPITALIZATION
   Members' Equity                                                                    $  419,189         $  393,502
   Long-term Debt                                                                        418,168            348,033
                                                                                     ----------------------------------
     Total Capitalization                                                                837,357            741,535

-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
   Accounts Payable                                                                       13,966             23,289
   Accrued Liabilities                                                                    15,745             23,604
   Current Portion of Advances under Interconnection Agreements                           15,099                 -
                                                                                     ----------------------------------
     Total Current Liabilities                                                            44,810             46,893


-----------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES                                                                     10,377              6,609

-----------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (SEE NOTES)                                                      -                  -

  Total Members' Equity and Liabilities                                               $  892,544         $  795,037
                                                                                     ==================================

The accompanying notes are an integral part of these financial statements.

AMERICAN TRANSMISSION COMPANY LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEARS ENDED
DECEMBER 31, 2002 AND 2001 (UNAUDITED)

(In Thousands)


MEMBERS' EQUITY AS OF DECEMBER 31, 2000                                                     $           -
                                                                                          ===============

----------------------------------------------------------------------------------------------------------

   Issuance of Membership Units                                                                   617,665

   Redemption of Membership Units                                                                (258,002)

   Distribution of Earnings to Members                                                            (27,212)

   Earnings Before Tax                                                                             53,201
                                                                                          ---------------

MEMBERS' EQUITY AS OF DECEMBER 31, 2001                                                   $       385,652
                                                                                          ===============

MEMBERSHIP UNITS OUTSTANDING AT DECEMBER 31, 2001                                                  27,974
                                                                                          ===============

----------------------------------------------------------------------------------------------------------

   Issuance of Membership Units                                                                     2,505

   Redemption of Membership Units                                                                    (523)

   Distribution of Earnings to Members                                                            (48,189)

   Earnings Before Tax                                                                             54,057
                                                                                          ---------------

MEMBERS' EQUITY AS OF DECEMBER 31, 2002                                                   $       393,502
                                                                                          ===============

MEMBERSHIP UNITS OUTSTANDING AT DECEMBER 31, 2002                                                  28,127
                                                                                          ===============

----------------------------------------------------------------------------------------------------------

     Issuance of Membership Units                                                                  16,052

     Redemption of Membership Units                                                                (1,076)

     Distribution of Earnings to Members                                                          (35,102)

     Earnings Before Tax                                                                           45,813
                                                                                          ---------------

MEMBERS' EQUITY AS OF SEPTEMBER 30, 2003                                                  $       419,189
                                                                                          ===============

MEMBERSHIP UNITS OUTSTANDING AT SEPTEMBER 30, 2003                                                 29,496
                                                                                          ===============

The accompanying notes are an integral part of these financial statements.

AMERICAN TRANSMISSION COMPANY LLC

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (UNAUDITED)


     The accompanying financial statements have been prepared by American Transmission Company LLC ("the Company") without audit. Accordingly, they reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company's management believes that it has made all normal recurring adjustments needed to fairly present the financial statements in this report and that the disclosures provided are adequate such that the information presented is not misleading.

     Due to the seasonal nature of the Company's capital expenditure program, the timing of when major assets are placed in service and their effect on the revenue requirement calculation for the period, the Company's results for the period are not necessarily indicative of results that may be expected for the year ending December 31, 2003.

     These financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2002.

(1)  Short-Term Debt

     On June 27, 2003, the Company renewed its 364 day, revolving credit facility that allows the Company to borrow up to an aggregate $75 million from certain financial institutions. The Company may request that the aggregate commitment be increased to up to $100 million either by increasing the commitment of an existing lender or by adding additional lenders. The credit facility provides backup liquidity to the Company's $100 million commercial paper program. Interest rates on outstanding borrowings under the facility are based on either a LIBOR rate plus a margin or an Alternate Base Rate plus a margin. The applicable margin is based on the Company's debt rating from Moody's and S&P and ranges from 0.35% to 1.25%. As of September 30, 2003, the Company had no borrowings outstanding under the credit facility.

     The credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, conduct of business, certain financial ratios and requires certain financial reporting. The credit facility also provides for certain customary events of default.

(2)  Long-Term Debt

     On August 5, 2003, the Company entered into an agreement with a group of investors to issue, under Regulation D of the Securities Act, up to $100 million of unsecured, 6.79% senior notes. $70 million of the notes will have a maturity of 30 years. The remaining $30 million will have a 40-year final life with a straight-line debt prepayment provision beginning at 20 years, resulting in a 30-year average life.

     The initial closing and sale of $70 million of the notes occurred on August 29, 2003. The remaining $30 million of notes were sold on October 31, 2003. Interest on these notes will be paid semiannually on August 31 and February 28 commencing on February 28, 2004.

(3)  Regulatory Proceedings

     The Company's Federal Energy Regulatory Commission ("FERC")-approved rates include a true-up mechanism. Under the true-up mechanism, the Company is authorized to include an under-collection of approximately $5.4 million from 2001, plus interest, in its billings in 2003. During 2002, the Company over-collected approximately $4.6 million. Under the terms of the tariff, this amount would ordinarily be refunded, with interest, to customers in 2004; however, the Company filed an application with FERC on December 31, 2002, for a one-time amendment to its rates which would allow the Company to accelerate this refund by one year and net it against the 2001 under-collection. FERC approved this amendment on March 6, 2003, and the Company has been collecting the net true-up of $0.8 million in its monthly billings in 2003.

     On October 30, 2003, the Company filed an application with FERC for approval to modify its rate formula in Attachment O of the MISO Open Access Transmission Tariff. The Company is seeking authorization to make the following modifications to the rate formula:

          a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

          b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs are currently capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the asset.

          c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO transmission owners and return to a 50% debt, 50% equity capital structure.

     The Company has proposed that these rate formula modifications go into effect on January 1, 2004. Interested parties, including customers, state regulators and others, may intervene in support or in protest of the Company's proposal. The FERC can make the proposed rate formula effective, subject to refund, as requested by the Company, suspend the rates for up to five months or reject the filing. At this time, the Company cannot predict FERC's actions with any certainty.

(4)  Arrowhead to Weston Line Project

     The Arrowhead to Weston Line Project ("Project") is a transmission line construction project originally sponsored by Wisconsin Public Service Corporation ("WPSC") and Minnesota Power, Inc. ("Minnesota Power") under which a new high voltage 345kv electric transmission line would be built from the vicinity of Duluth, Minnesota to the vicinity of Wausau, Wisconsin. The Project was originally approved at an estimated total cost of $165 million by the Public Service Commission of Wisconsin ("PSCW") on August 17, 2001. The original approval required that the PSCW be notified of any change greater than 10% of the approved cost estimate of $165 million. Management, along with WPSC and Minnesota Power, has reviewed the Project's original cost estimate and notified the PSCW in November 2002 that there would be a cost increase. In May 2003, the Company provided the PSCW with a new project estimate of $420 million. Technical hearings were conducted in September 2003. Public hearings will be completed in November 2003. A decision from the PSCW on the revised estimate is anticipated in late 2003.

     The Company acquired the current Project assets from WPSC at WPSC's cost of $20 million on June 13, 2003. WPSC will continue their role as the construction contractor on the Wisconsin portion of the Project; however, the Company has assumed primary project management responsibility and will acquire the Project facilities from WPSC on an as-constructed basis.

     The Company has reached agreement in principle with Minnesota Power to acquire its interest in the Minnesota portion of the Project. It is the Company's intent to finalize the agreement under which the Company will assume approximately $2.7 million of project costs from Minnesota Power, assume primary project management responsibility and acquire the Project facilities on an as-constructed basis. Minnesota Power would continue their role as construction contractor. The proposed agreement may require regulatory approvals.

     As of September 30, 2003, the Company has accumulated approximately $27 million of costs associated with the Project, including the $20 million acquired from WPSC. To the extent the appropriate regulatory approvals related to the Project are obtained and the transmission line is constructed and placed in service, these costs, as well as the $2.7 million from Minnesota Power, will be included in the Company's rate base or otherwise recovered in rates. In the event the line is not approved or not constructed, the Company would seek recovery of all costs it has incurred related to the Project, including costs assumed from WPSC and Minnesota Power. If recovery is not permitted, such costs will be charged to expense.

(5)  Interconnection Agreements

     The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company's service territory. During construction, the generators will construct the interconnection facilities or finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

     The current estimate of the Company's commitment, if the generation plants become operational, under these agreements is approximately $199 million with expected completion dates ranging from 2003 to 2012. In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company's transmission system are required depends on the state of the transmission system at the time the transmission service is required.

     On July 23, 2003, FERC issued Order 2003, which adopted new rules relating to generator interconnections. While the rules incorporate a number of changes to interconnection procedures, and standardize the interconnection agreements (with some regional transmission organization flexibility), the rules preserve the responsibility of generators to pay the costs associated with interconnecting any generator to the Company's system, with the right to be reimbursed either in cash or through transmission service credits. Under certain circumstances, the rules increase the generators' responsibility to fund a greater range of transmission improvement costs, depending on the type of interconnection service the generators request. The Company believes that any such costs borne by the Company to upgrade or add to the transmission system to fulfill transmission service requests will be recovered in future rates.

(6)  Potential Adverse Legal Proceedings

     The Company may, in the future, become party to lawsuits, including certain suits that may involve claims for which it may not have sufficient insurance coverage. Such litigation could include suppliers and purchasers of energy transmitted by the Company and others with whom the Company conducts business. Effective August 5, 2002, the FERC authorized a revision to the MISO tariff that may limit the Company's liability for interruptions in service to only direct damages.

(7)  New Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and applies to all companies. SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible, long-lived assets. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract, or by legal construction under the doctrine of promissory estoppel. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has concluded that it does not have significant asset retirement obligations, and therefore did not record any obligation when the statement was adopted on January 1, 2003. In addition, the Company collects removal costs through its depreciation rates for certain assets that do not have legal asset retirement obligations. At September 30, 2003 the estimated amount of unspent removal costs included in accumulated depreciation is $77 million.

     In November 2002, the FASB issued Financial Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation provides the disclosures to be made by a guarantor in interim and annual financial statements about obligations under certain guarantees. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation. The Company has evaluated the requirements of FIN 45 and determined that it does not have any significant guarantees. Accordingly, the Company has not recorded any obligations in its financial statements.



     In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities". This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. The Company has no association with any variable interest entities that would require the Company to consolidate another entity.

AMERICAN TRANSMISSION COMPANY LLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion provides information that management believes is relevant to an assessment and understanding of American Transmission Company LLC's ("the Company") results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes to financial statements.

The Company was organized as a Wisconsin limited liability company on June 12, 2000 and began operations on January 1, 2001. The Company's purpose is to plan, construct, operate and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to effective, competitive, wholesale electric energy markets. The Company operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. ("MISO"), in parts of Wisconsin, Illinois and the Upper Peninsula of Michigan.

The Company is managed by a corporate manager, ATC Management Inc. ("Management Inc."). The Company and Management Inc. have common ownership and operate as a single functional unit. All employees who serve the Company are employees of Management Inc. The expenses of Management Inc. are paid by the Company.



    Critical Accounting Policies

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Because of the inherent uncertainty in the nature of the matters where estimates are used, actual amounts could differ from estimated amounts. The following accounting policies represent those that management believes are particularly important to the financial statements and require the use of judgment in estimating matters that are inherently uncertain.


        Revenues

        Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the MISO open-access transmission tariff regulated by the Federal Energy Regulatory Commission ("FERC"). The Company charges for these services under FERC-approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company's revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system. The Company does not take ownership of the electricity that it transmits. Revenue is recognized based on the amounts billable under the tariff for services provided during the reporting period (see "Rate Determination and Revenue Recognition" below). Based on the true-up provision in the approved rates, the Company accrues or defers revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period.

        Regulatory Assets

        Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator will allow future recovery of those costs through rates. The accounting for these regulatory assets is in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation".


        The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation. If future recovery of costs becomes improbable, the assets are written off in the period in which such determination is made.



        Impairment of Long-lived Assets

        The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying values. An impairment loss would be measured by the amount that an asset's carrying amount exceeds its fair value. As long as its assets continue to be recovered through the rate-making process, the Company believes that such impairment is unlikely.



RATE DETERMINATION AND REVENUE RECOGNITION



The Company's transmission service revenue requirement is determined by a formula agreed to in the comprehensive settlement approved by FERC on November 7, 2001 and transferred to the MISO tariff effective February 1, 2002. The formula is designed to reimburse the Company for all reasonable operating, maintenance and general and administrative expenses, taxes other than income taxes and depreciation, and to provide a return on assets employed in the provision of transmission services. The Company's rate base consists of the original cost of assets in service reduced by accumulated depreciation and deferred taxes associated with these assets, a working capital allowance and any prepayments. The weighted average cost of capital, or return rate, applied to rate base is intended to cover the cost of any long-term debt financing and provide equity holders a return that is commensurate with the risk involved in their investment. From 2001 through September 30, 2003, the allowed rate of return on common equity has been 12.2%. A provision for taxes on the equity component of the return is also included in the rate formula. Although the Company, as a non-taxable limited liability company, does not pay income taxes itself, it is allowed to include in its revenue requirement an estimate of income taxes that are the responsibility of the Company's taxable members.

The settlement, as approved by FERC, established both the rate formula described above and the methodology to be used to calculate rates each year. This methodology uses a three-year cycle to project and true-up rates. Prior to the beginning of each calendar year, the Company prepares a forecast of operating, maintenance, depreciation and tax expenses, as well as the projected rate base resulting from planned construction and other capital expenditures for the upcoming year. From this forecast, the Company computes a projected revenue requirement and projected rates for the year. These rates are billed and collected from network and point-to-point transmission customers throughout the first year. During the second year, after filing annual financial reports with FERC, the Company recalculates the revenue requirement for the first year based on actual results. Any difference from the projected revenue requirement, including any differences in point-to-point revenues collected, is added to, or subtracted from, the revenue requirement and rates computed in the third year.

Services provided to customers under Network Service Agreements are billed in twelve equal monthly installments during the year. These equal monthly billings may not be equal to the Company's revenue requirement for that period as determined by the revenue requirement calculation discussed above. The Company estimates each period's revenue requirement based on the actual operating expenses for the period and the actual return on the average rate base. In determining the interim period's revenue requirement, the income tax provision is based on the expected annual effective tax rate. Based on this calculation, incremental revenues are accrued or deferred to the extent that the interim period's calculated revenue requirement is higher or lower, respectively, than the actual billings for the period. During the first nine months of 2003, $1.7 million of billings were recorded as deferred revenue. Based on its current forecast, the Company expects that these deferred billings will be recognized as revenue during the remainder of 2003; the Company also expects that it will have under-collected for the year and will need to accrue additional revenue as a true-up at year-end. During the first nine months of 2002, $6.7 million of billings were recorded as deferred revenue. The true-up calculation for the year 2002 resulted in a refund of approximately $4.6 million due to customers. Per the original terms of the rate settlement, this refund would be repaid, with interest, in 2004; however, to promote greater rate stability, the Company filed an application with FERC on December 31, 2002 for a one-time amendment to the true-up mechanism which would allow the Company to accelerate repayment of the 2002 refund and offset it against the 2001 true-up billing of $5.4 million in 2003. FERC approved this amendment on March 6, 2003 and the Company has been collecting the net true-up of $0.8 million in its monthly billings.

On October 30, 2003, the Company filed an application with FERC for approval to modify its rate formula in Attachment O of the MISO Open Access Transmission Tariff. The Company is seeking authorization to make the following modifications to the rate formula:

     a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

     b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs are currently capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the asset.

     c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO transmission owners and return to a 50% debt, 50% equity capital structure.

The Company has proposed that these rate formula modifications go into effect on January 1, 2004. Interested parties, including customers, state regulators and others, may intervene in support or in protest of the Company's proposal. The FERC can make the proposed rate formula effective as requested by the Company, subject to refund, suspend the rates for up to five months or reject the filing. At this time, the Company cannot predict FERC's actions with any certainty.

The interim revenue requirement calculations for the three months and nine months ended September 30, 2003 and 2002 are below:


                                  CALCULATION OF REVENUE REQUIREMENT AND REVENUE ACCRUAL (DEFERRAL)

   (In Thousands)                                                Three Months Ended                 Nine Months Ended
                                                                   September 30,                      September 30,
                                                              2003              2002              2003              2002
---------------------------------------------------------------------------------------------------------------------------
RETURN ON RATE BASE
   Average Rate Base, including Un-amortized Start-up
   Costs                                                   $ 686,855        $ 596,364         $ 670,854         $ 580,136
   Weighted Rate of Return                                      9.54%            9.57%             9.54%             9.56%
                                                          -----------------------------------------------------------------
   Return on Rate Base (annual)                               65,732           57,072            63,879            55,429
                                                          -----------------------------------------------------------------
   Return on Rate Base (interim period)                       16,433           14,268            47,909            41,572

Provision for Members' Income Taxes                            5,269            3,685            15,357            12,642

        OPERATING INCOME                                      21,702           17,953            63,266            54,214

---------------------------------------------------------------------------------------------------------------------------
EXPENSES
   Operations, Maintenance, General & Administrative          23,254           22,071            65,946            59,411
   Depreciation and Amortization                              10,297            9,680            30,090            28,402
   Taxes Other than Income                                     1,464            1,645             3,995             5,184
                                                          -----------------------------------------------------------------
     TOTAL OPERATING EXPENSES                                 35,015           33,396           100,031            92,997
                                                          -----------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     TOTAL REVENUE REQUIREMENT                                56,717           51,349           163,297           147,211
     LESS: REVENUE BILLED                                     55,568           54,538           164,987           153,943
                                                          -----------------------------------------------------------------
     ACCRUED/ (DEFERRED) REVENUE                           $   1,149        $  (3,189)        $  (1,690)        $  (6,732)
                                                          =================================================================


RESULTS OF OPERATIONS

    Earnings Overview

    The Company's earnings for the third quarter of 2003 were $15.8 million, an increase of 26% from earnings of $12.6 million during the same period of 2002. Similarly, earnings for the first nine months were $45.8 million, an increase of 16% from earnings of $39.6 million during the same period of 2002. Operating income increased $3.7 million during the third quarter and $9.1 million during the first nine months due to the return earned on additional rate base in 2003 (see previous table). Offsetting the increase in operating income is a $3.2 million increase in net interest expense resulting from additional long-term debt issued in the second half of 2002 and 2003 and short-term debt issued during 2003 to finance construction of transmission assets.

    Revenues

    Total operating revenues increased $5.4 million, or 10%, during the third quarter of 2003 as compared to the same period of 2002. Similarly, total operating revenues for the first nine months increased $16.1 million, or 11%, as compared to the same period of 2002. Approximately $1.6 million of the revenue increase in the third quarter and approximately $7.0 million of the revenue increase during the first nine months was due to the recovery of additional operating expenses in 2003, including additional depreciation expense due to increased assets in service. The remainder of the increase in revenue was due to the Company's return on a higher rate base and related income taxes recovered through the revenue requirement.

    Operating Expenses

    Total operating expenses were $1.6 million, or 5%, higher during the third quarter of 2003 as compared with the same period in 2002. Similarly, total operating expenses were $7.0 million, or 8%, higher during the first nine months of 2003 as compared with the same period in 2002. Operations expenses were $2.8 million higher during the first nine months of 2003, primarily due to higher costs for re-dispatch of generation on the transmission grid. Maintenance expenses increased $1.6 million during the first nine months of 2003 as compared to the same period during 2002, due to an increase in maintenance work related to construction projects. General and administrative expenses increased $2.2 million during the first nine months of 2003 as compared to the same period in 2002 as the Company added new facilities and information technology infrastructure and developed its supply chain capabilities to support its construction program. Depreciation expense for the first nine months of 2003 was $1.7 million higher than the same period in 2002 due to additional assets placed in service throughout 2002 and 2003.

    Other Income(Expense)

    The Company recorded other income of $0.1 million during the first nine months of 2003 as compared to other expense of $0.4 in the same period of 2002. Interest income was $.1 million lower during the first nine months of 2003 compared with the first nine months of 2002 due to lower average cash balances in 2003. During the first nine months of 2002, there was a $0.6 million one-time, income tax related charge related to the organizational status of ATC Management Inc.

    Net Interest Expense

    Net interest expense was $1.2 million higher during the third quarter and $3.2 million higher during the first nine months of 2003 as compared with the same periods in 2002. This increase relates to interest on additional long-term debt issued during the second half of 2002 and 2003 and interest on commercial paper borrowings during the first nine months of 2003.


LIQUIDITY AND CAPITAL RESOURCES

During the first nine months of 2003, the Company used net cash of $8.5 million as compared to $37.9 million net cash during the same period in 2002. Cash provided by operating activities was $62.5 million during the first nine months of 2003 as compared to $57.0 million net cash provided during the same period in 2002. This increase was primarily due to the increase in earnings before tax and depreciation and amortization, offset slightly by changes in working capital related to the timing of receipts from customers and payments to vendors.

Net cash used in investing activities increased by $61.0 million during the first nine months of 2003 as compared with the same period of 2002. This is primarily due to a general increase in the Company's construction program, as well as work performed during the first nine months of 2003 in support of several generation interconnection projects. Net cash provided by financing activities during the first nine months of 2003 was $66.3 million as compared with cash used of $19.0 million during the same period of 2002. This change is due to the Company's net proceeds from long-term debt issuances of $69.2 million during the first nine months of 2003 as compared to net proceeds of $16.9 million during the first nine months of 2002. The Company also received $18.9 million in cash advances under generation interconnection agreements during the first nine months of 2003, compared to $0.4 million received during the first nine months of 2002 (see Note 5 of the notes to financial statements). The Company also received $14.4 million from the issuance of membership units during the first nine months of 2003, compared with $0.1 million received during the first nine months of 2002. The Company redeemed $1.1 million of membership units as a 50% return of capital for assets contributed during the first nine months of 2003.

    Capital Requirements and Liquidity

    Management believes that to provide adequate and reliable transmission service and to support access to competitive, wholesale energy markets without favoring any participant, it will be necessary to strengthen and expand the Company's transmission system to deliver electricity to customers in Wisconsin, Michigan and Illinois. Expansion will relieve transmission constraints, allow additional generation capacity to be connected to the system, enhance wholesale competition and permit entry by new competitors in electricity generation.

    The Company has plans for approximately $154 million in new transmission construction projects and other capital spending in 2003, and expects that it could incur a total of approximately $2.8 billion in capital expenditures over the next ten years. These estimates are based on the Company's 2003 capital budget and 10-year transmission planning and needs assessment, much of which remains subject to regulatory approval and continuing analysis of system needs. This estimate does not include additional acquisitions of transmission assets the Company might make.

    The ability to construct transmission assets is subject to the Company obtaining extensive regulatory approvals (including siting) from the Public Service Commission of Wisconsin ("PSCW") and other regulatory bodies. Management believes regulatory and siting issues pose the key risks to completing and placing transmission assets in service. Once approved, constructed and placed in service, the costs of transmission projects are expected to be included in the rate formula that determines the Company's revenue requirement; however, it is possible that some of the Company's capital projects will not be completed and placed in service. In such situations there is an additional risk, because while state regulatory bodies have jurisdiction over construction, FERC has jurisdiction over the Company's rates. While costs incurred by the Company for projects that are not completed are generally not significant, there is potential for higher costs to be incurred related to large projects, such as the Arrowhead to Weston Project. MISO's tariff contains provisions under which such costs may potentially be recovered if the related project was included in a MISO-approved transmission plan, required by MISO or otherwise approved by MISO. The Arrowhead to Weston Project is included in MISO's 2003 Transmission Expansion Plan. If recovery is not realized through the MISO tariff, the Company will seek recovery of such costs through its FERC regulated rate formula; however, there is no guarantee that such recovery will be allowed by FERC. If recovery is not realized through the MISO tariff, or recovered through rates, these costs would be charged to expense.

    The timing and amount of the Company's construction requirements have a significant impact on the Company's liquidity and its cash requirements. To meet these requirements over the long-term, the Company plans to finance its capital expenditure program through the issuance of long-term debt, reinvested equity and, as necessary, new equity infusions from current members, private equity investments and/or public equity offerings. In connection with these financing alternatives, management intends to maintain a debt to total capitalization ratio of 50% to 53% consistent with the maintenance of an "A" credit rating and tier-one commercial paper ratings.

    Based on the capital expenditure forecast of $2.8 billion over the period 2003 through 2012, management anticipates, under its current tariff, the potential for degradation in its credit rating fundamentals unless other action is taken. While management expects its credit ratings to remain investment grade with a substantial margin of safety, management is assessing alternatives to maintain its current credit rating. The rate formula modification that the Company has filed with FERC would generate increased cash flows through the accelerated recovery of preliminary survey and investigation costs in the current period and through allowing the Company to earn a current return on its investment in Construction Work in Progress for new transmission projects. Other alternatives include reducing and/or deferring capital expenditure levels during the period 2003 through 2012 to levels which should sustain the Company's current credit rating. If the Company cannot maintain its current credit rating, future financing costs could increase, future financing flexibility could be reduced, future access to capital could be difficult and future ability to finance capital expenditures demanded by the market could be impaired.

    In the short run, management intends to finance construction with a combination of commercial paper offerings and private placement debt offerings having cash draw-down features that align with construction cash outflows. To the extent that the private placement debt market remains accessible to the Company at attractive rates and on attractive terms, management intends to finance the majority of its construction programs in this manner. Should access to this market become limited or inaccessible, the Company would exercise its option to expand back up lines of credit from its current $75 million to $100 million and issue commercial paper. As the commercial paper borrowing capacity is utilized, management would refinance outstanding commercial paper through long-term debt and/or equity issuances.

    During the period from April 2, 2001 through June 30, 2002, the Company held significant cash balances from its $300 million senior debt offering. By August 31, 2002, the Company had fully utilized the proceeds for its construction program and issued its first draw down of $17.5 million of its $50 million of unsecured 7.02% senior notes. The remaining $32.5 million was issued on December 13, 2002. The proceeds from these senior notes have been utilized to fund construction in the fourth quarter of 2002 and the first quarter of 2003. The Company accessed the commercial paper market to finance construction until its first draw-down of its $100 million of unsecured 6.79% senior notes. Such draw down, in the amount of $70 million, took place on August 29, 2003, with an additional senior note issuance of $30 million completed on October 31, 2003. While this debt issuance will fund the majority of near-term construction, continual access to the commercial paper and long-term debt markets will be necessary to fund the Company's construction plans.

    The Company plans to issue a capital call for approximately $70 million to its members in early 2004. The participating members will pay cash in exchange for additional membership units at the current book value per unit. The majority of members have committed to provide equity via the capital call in 2004. These members have also given a non-binding indication that they expect to continue to provide equity funding for planned capital calls during 2005 and 2006.

    Management cannot provide assurance that the Company will be able to secure the additional sources of financing needed to fund the significant capital requirements associated with the Company's transmission system expansions discussed above. In addition, some expenditures may not result in assets on which the Company will earn a return, as discussed above. The Company is required to finance the lag between when costs are incurred for planning and construction and when the assets are placed in service, although a portion of such financing costs are capitalized as allowance for funds used during construction and recovered through rates as part of the total cost of the associated assets. The Company must also finance any timing differences between when revenues are collected under the current tariff and the Company's related expenditures.

    The Company's operating agreement provides that the board of directors of its corporate manager, ATC Management Inc., will determine the timing and amount of distributions to be made to the Company's members. In this agreement, the corporate manager also declared its intent, subject to certain restrictions, to distribute an amount equal to 80% of the Company's earnings before taxes. The Company's operating agreement also provides that it may not pay, and no member is entitled to receive, any distribution that would generally cause the Company to be unable to pay its debts as they become due. Cash available for distribution for any period consists of cash from operations after provision for capital expenditures, debt service and reserves established by ATC Management Inc.
    Long-term Contractual Obligations and Commercial Commitments

    The Company's contractual obligations as of September 30, 2003, representing cash obligations that are considered to be firm commitments, were as follows (in thousands):

                                                              Payment Due Within                                Due After
--------------------------------------------------------------------------------------------------------------------------
                                          Total             1 Year            2 - 3              4 - 5          5 Years
                                                                              Years              Years
                                      ------------------------------------------------------------------------------------
Long-term Debt                          $420,000          $    -            $    -            $    -            $420,000
                                      ------------------------------------------------------------------------------------
Interconnection Agreements               199,397            16,359            30,742               -             152,296
Operating Leases                           6,068               949             1,238             1,256             2,625
                                      ------------------------------------------------------------------------------------
Total Contractual Obligations           $625,465          $ 17,308          $ 31,980          $  1,256          $574,921
                                      ====================================================================================


    The Company currently contracts with several utility providers for certain operation and maintenance services (as further discussed below). The Company is obligated to pay each utility a minimum of 85% of the expenses previously incurred by the utility for such activities in a representative year. The Company met this obligation in both 2002 and 2001 and management believes it will continue to meet this obligation in the future. At the end of the initial three-year period, these operating and maintenance contracts will automatically renew for subsequent one-year terms unless either the Company or utility provider notifies the other party at least one year prior to the end of any given year.

    Related Party Transactions

    The Company is operating under transitional services and operations and maintenance services agreements whereby the contributing utilities, municipalities and cooperatives are required to provide certain administrative, operational, maintenance and construction services to the Company at a fully allocated cost, including direct cost, overheads, depreciation and a return on assets employed in the services provided to the Company. The operations and maintenance agreements are in effect until December 31, 2003 whereas the transitional services agreements are open-ended. One of the contributing utilities signed a new operations and maintenance agreement during the third quarter of 2003 extending these services through 2004. All other operations and maintenance agreements were automatically extended for an additional year. The Company also plans to renegotiate its transitional services agreements. In the event that the Company is not able to renew these agreements at the end of their current terms, the Company cannot guarantee that it will be able to procure similar services at similar costs. The Company believes that the costs the Company must incur to provide transmission service will be recoverable in future rates. The terms of these agreements, including pricing, are subject to oversight by the PSCW and the Illinois Commerce Commission.

    The Company is managed by a corporate manager, ATC Management Inc. The Company and Management Inc. have common ownership and operate as a single functional unit. Under the Company's operating agreement, Management Inc. has complete discretion over the business of the Company. Accordingly, Management Inc. provides all management services to the Company at cost. The Company itself has no employees. The Company's operating agreement also establishes that all expenses of Management Inc. are the responsibility of the Company. These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee expenses. All such expenses are recorded in the Company's accounts as if they were direct expenses of the Company.

BUSINESS AND OPERATING ENVIRONMENT

    In accordance with Wisconsin statutes and FERC requirements, operational control of the Company's transmission system was transferred to MISO, a FERC-approved regional transmission organization (RTO), effective February 1, 2002.

    As a requirement of the transfer of functional control to MISO, the obligation to provide transmission service to customers over the Company's system is provided under the MISO open-access transmission tariff. The Company will continue to file with FERC for approval of future changes to the formula and determination of cost of service elements that determines its revenue requirements.

    MISO has operational control over the Company's system and has the authority to direct the manner in which the Company performs operations. The Company is also required to seek direction from MISO for certain operational actions the Company seeks to perform within its system. MISO is responsible for monitoring congestion, directing the associated operations to overcome congestion, approving transmission maintenance outages, as well as negotiating with generators on the timing of generator maintenance outages within the entire MISO system, including that portion representing the Company's system. The Company may be required to coordinate planning activities for new projects or system upgrades with MISO. Certain projects might require review by MISO before implementation.

    The Company remains responsible for monitoring and performing the physical operation of its transmission system. The Company also remains responsible for the planning, design, construction and maintenance of its assets.

    In July 2003, the Wisconsin legislature enacted new legislation that modified the Company's statutory requirement to remain a member of MISO. Upon action by the PSCW, the Company may be allowed to exit MISO. Should the Company be allowed to leave MISO, it may have liability for a portion of the deferred costs MISO has incurred for start-up and operations. The Company has no current plans to exit MISO. However, there is ongoing uncertainty about other transmission owners continuing their membership in MISO; this uncertainty raises the risk that MISO could become nonviable at some point in the future. The impact on the Company if this would occur is uncertain at this time.

    On July 31, 2002, FERC issued a Notice of Proposed Rulemaking ("NOPR") entitled "Remedying Undue Discrimination Through Open-Access Transmission Service and Standard Electricity Market Design" that may ultimately lead to a final rule and future orders that will likely make changes to the Company's current tariff and rates for service. Future orders may also modify the Company's functional responsibilities in areas such as expansion planning, performing facilities and system impact studies, building new facilities, reliability management, congestion management and regional coordination. Comments on the NOPR were due to FERC in mid-November 2002 and in mid-January 2003. FERC issued a white paper and appendix on April 28, 2003, that reflected extensive comments received from utilities, state regulatory agencies and other interested parties. The timing of the final rule is uncertain at this time. Additionally, there are components of proposed energy legislation before the U.S. Congress which would prevent FERC from issuing any further orders related to Standard Market Design until 2005 or later.

    The white paper and appendix contain provisions related to the allocation and characteristics of financial transmission rights ("FTRs"). The impact of these provisions on the Company is uncertain. The current tariff does not specify if revenue shortfalls associated with FTRs are subject to the true-up mechanism or if earnings are at risk due to the volatility of FTR revenues. On July 25, 2003, MISO filed a draft Transmission and Energy Markets Tariff ("TEMT") for implementation of its market design, which included provisions that would protect transmission owners from shortfalls in revenue related to FTRs. MISO subsequently announced in October that it would withdraw its original proposal and place primary focus on improving the reliability of the transmission grid. MISO's revised proposal would delay implementation of its market design until December 2004. Due to the uncertainty of how the current true-up mechanism will be applied, if the TEMT is not approved at such time as it is re-filed by MISO, the effort by FERC on standard market design could affect earnings and cash flows if adopted as proposed. At this time, the Company cannot predict whether the white paper and appendix will be promulgated as proposed. Further, actions taken by Congress may also affect the timing and substantive content of Standard Market Design.

    On February 15, 2003, FERC issued a notice of proposed pricing policy for efficient operation and expansion of the transmission grid. The proposed policy would provide certain financial incentives related to divestiture of transmission assets from vertically integrated utilities, placement of assets under the control of a regional transmission organization and investment in new transmission facilities. The Company has evaluated the potential impact this policy could have on its operations, and has determined that the modifications to the rate formula contained in its recent filing with FERC would be more beneficial to the Company and has, therefore, proposed such changes as an alternative incentive mechanism to the incentives contained in FERC's proposed pricing policy.

    On July 23, 2003, FERC issued an order eliminating the Regional Through and Out Rates ("RTOR") for point-to-point transmission services between MISO and the PJM Interconnection, effective October 31, 2003. On November 13, 2003, FERC delayed the effective date until April 1, 2004. RTOR revenues are collected by MISO and distributed to its member transmission owners. The Company currently receives approximately $3.2 million per year in RTOR revenues from MISO, which serves as a reduction in the amount of the Company's revenue requirement that is borne by its network transmission customers. A transitional revenue replacement mechanism, called the Seams Elimination Cost Assignment ("SECA"), is expected to be in place from April 1, 2004 through March 31, 2006. The purpose of the SECA is to protect the financial position of the transmission owners by preserving their revenue stream during the transition period, after which this revenue source will be permanently eliminated. Due to the nature of the Company's revenue requirement formula, including the true-up mechanism described above, management does not expect the elimination of RTOR revenues to have a significant impact on the Company's results of operations. The Company expects that any revenue shortfall associated with the SECA will be made up by the true-up mechanism during the transition period. Similarly, after the transition period, the elimination of RTOR revenues will result in an increase in the revenues collected from the Company's network transmission customers.

QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company manages its interest rate risk by limiting its variable rate exposure and continually monitoring the effects of market changes on interest rates. The Company's interest rate risk related to its long-term debt is mitigated by the fact that its long-term debt rate is included as a component of its revenue requirement calculation.

The Company has a significant concentration of major customers; its four largest customers generate approximately 85% of its revenue on an ongoing basis. The Company closely monitors the business and credit risk associated with its major customers. These major customers are all investor-owned utilities that currently have investment grade debt ratings.



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